Exhibit 4.14

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of all material characteristics of the capital stock of TheMaven, Inc., a Delaware corporation (“theMaven,” the “Company,” “we,” “us,” or “our”), as set forth in our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), and as registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.14 is a part and to the provisions of the Delaware General Corporate Law (the “DGCL”). We encourage you to review complete copies of our Certificate of Incorporation and our Bylaws, and the applicable provisions of the DGCL for additional information.

General

Our authorized capital stock consists of 1,001,000,000 shares, divided into 1,000,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). Under our Certificate of Incorporation, our board of directors (our “Board”) has the authority to issue such shares of Common Stock and Preferred Stock in one or more classes or series, with such voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and such qualifications, limitations or restrictions thereof, if any, as shall be provided for in a resolution or resolutions adopted by our Board and filed as designations.

Common Stock

As of August 13, 2021, 263,441,879 shares of our Common Stock were outstanding.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and are entitled to receive dividends when and as declared by our Board out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of theMaven. We have not paid any dividends and do not anticipate paying any dividends on our Common Stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. Our Common Stockholders have cumulative voting rights in the election of directors and have no preemptive, subscription, or conversion rights. Our Common Stock is not subject to redemption by us.

The transfer agent and registrar for our Common Stock is American Stock Transfer and Trust Company, LLC.

Preferred Stock

Of the 1,000,000 shares of Preferred Stock authorized, our Board has previously designated:

●	2,000 shares of Preferred Stock as Series F Convertible Preferred Stock, none of which is currently outstanding;
●	1,800 shares of Preferred Stock as Series G Convertible Preferred Stock; of which approximately 168 shares remain outstanding;
●	23,000 shares of Preferred Stock as Series H Convertible Preferred Stock; of which 19,597 shares remain outstanding;
●	25,800 shares of Preferred Stock as Series I Convertible Preferred Stock, all previously outstanding shares of which were converted into shares of our Common Stock on or about December 18, 2020;
●	35,000 shares of Preferred Stock as Series J Convertible Preferred Stock, all previously outstanding shares of which were converted into shares of our Common Stock on or about December 18, 2020;
●	20,000 shares of Preferred Stock as Series K Convertible Preferred Stock, all previously outstanding shares of which were converted into shares of our Common Stock on or about December 18, 2020;
●	600,000 shares of Preferred Stock as Series L Junior Participating Preferred Stock, none of which is currently outstanding.

Of the 1,000,000 shares of Preferred Stock, 292,400 shares of our Preferred Stock remain available for designation by our Board. Accordingly, our Board is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock, or delaying or preventing a change in control of us, all without further action by our stockholders.

Series H Convertible Preferred Stock

The Series H Convertible Preferred Stock has a stated value of $1,000, convertible into shares of our Common Stock, at the option of the holder subject to certain limitations, at a conversion rate equal to the stated value divided by the conversion price of $0.33 per share. In addition, if at any time prior to the nine month anniversary of the closing date, we sell or grant any option or right to purchase or issue any shares of our Common Stock, or securities convertible into shares of our Common Stock, with net proceeds in excess of $1,000,000 in the aggregate, entitling any person to acquire shares of our Common Stock at an effective price per share that is lower than the then conversion price (such lower price, the “Base Conversion Price”), then the conversion price will be reduced to equal the Base Conversion Price. All the shares of Series H Preferred Stock automatically convert into shares of our Common Stock on the fifth anniversary of the closing date at the then-conversion price. The number of shares issuable upon conversion of the Series H Convertible Preferred Stock will be adjusted in the event of stock splits, stock dividends, combinations of shares, and similar transactions. Each share of Series H Convertible Preferred Stock is entitled to vote on an as-if-converted to Common Stock basis, subject to beneficial ownership blocker provisions and other certain conditions.

Rights Agreement and Series L Junior Participating Preferred Stock

On May 4, 2021, the Special Finance & Governance Committee of our Board declared a dividend of one preferred stock purchase right (each, a “Right”) for (i) each outstanding share of Common Stock and (ii) each share of Common Stock issuable upon conversion of each share of the Company’s Series H Convertible Preferred Stock. The dividend was paid to stockholders of record as of May 14, 2021. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, dated as of May 4, 2021 (the “Rights Agreement”), to purchase from the Company one one-thousandth of a share of the Company’s Series L Junior Participating Preferred Stock at a price of $4.00, subject to certain adjustments (the “Exercise Price”).

In general terms, and subject to certain exceptions, the Rights Agreement works by significantly diluting the stock ownership of any person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, acquires, or obtains the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our Common Stock, on a fully diluted basis without the approval of the Board.

Subject to certain exceptions, the Rights will not be exercisable until the earlier to occur of (i) the close of business on the tenth business day after a public announcement or filing that a person has, or group of affiliated or associated persons have, become an Acquiring Person (as defined below) or (ii) the close of business on the tenth business day after the commencement by any person of, or the first public announcement of the intention of any person to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). “Acquiring Person” is a person or group of affiliated or associated persons who, at any time after the date of the Rights Agreement, have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Company’s outstanding shares of Common Stock, including through such person’s ownership of the Company’s Preferred Stock. No such person or group of affiliated or associated persons having beneficial ownership of 15% or more of such outstanding shares at the time of the first announcement of adoption of the Rights Agreement will be deemed an Acquiring Person until such time as such person or group becomes the beneficial owner of additional shares of Common Stock (other than by reason of a stock dividend, stock split or other corporate action effected by the Company in which all holders of Common Stock are treated equally).

Each share of Series L Junior Participating Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Series L Junior Participating Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series L Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.

Because of the nature of the Series L Junior Participating Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series L Junior Participating Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of persons becomes an Acquiring Person, each holder of a Right, other than the Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock (or at the option of the Company, other securities of the Company) having a market value of two times the Exercise Price, unless the Rights were earlier redeemed or exchanged.

Our Board may amend or supplement the Rights Agreement without the approval of any holders of Rights, including, without limitation, in order to (a) cure any ambiguity, (b) correct inconsistent provisions, (c) alter time period provisions, including, without limitation, the expiration date, or (d) make additional changes to the Rights Agreement that our Board deems necessary or desirable. However, from and after the time when any person or group of persons becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than the holders of Rights that have become null and void in accordance with the Rights Agreement).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Certain Provisions of our Certificate of Incorporation, our Bylaws, and the DGCL

Certain provisions in our Certificate of Incorporation and Bylaws, as well as certain provisions of the DGCL, may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price of the shares held by stockholders. These provisions contained in our Certificate of Incorporation and Bylaws include the items described below.

●	Special Meetings of Stockholders. Our Bylaws provide that special meetings of our stockholders may be called only by a majority of our Board, the Chairman of our Board, our Chief Executive Officer, or President (in the absence of our Chief Executive Officer).
●	Stockholder Advance Notice Procedures. Our Bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing and also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of our stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in our management.
●	Exclusive Forum. Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the courts in the State of Delaware are, to the fullest extent permitted by applicable law, the sole and exclusive forum for any claims, including claims in the right of the Company, any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation, or our Bylaws, any action to interpret, apply, enforce, or determine the validity of our Certificate of Incorporation or our Bylaws, or any action asserting a claim governed by the internal affairs doctrine.
●	Undesignated Preferred Stock. Because our Board has the power to establish the preferences and rights of the shares of any additional series of Preferred Stock, it may afford holders of any Preferred Stock preferences, powers, and rights, including voting and dividend rights, senior to the rights of holders of our Common Stock, which could adversely affect the holders of Common Stock and could discourage a takeover of us even if a change of control of theMaven would be beneficial to the interests of our stockholders.

These, other provisions contained in our Certificate of Incorporation and Bylaws, and the Rights are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests.

In addition, we are subject to the provisions of Section 203 of the DGCL. Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless:

●	The board of directors of the corporation approved the business combination or other transaction in which the person became an interested stockholder prior to the date of the business combination or other transaction;
●	Upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers of the corporation and shares issued under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or subsequent to the date the person became an interested stockholder, the board of directors of the corporation approved the business combination and the stockholders of the corporation authorized the business combination at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of a corporation’s voting stock.

Section 203 of the DGCL could depress our stock price and delay, discourage, or prohibit transactions not approved in advance by our Board, such as takeover attempts that might otherwise involve the payment to our stockholders of a premium over the market price of our Common Stock.